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                                                                      EXHIBIT 99

                                                                    NEWS RELEASE

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                      Fantom Technologies Inc. Announces
                              New Credit Facility
                          ~Also Estimates Q3 Results


TORONTO, May 4, 2001 - Fantom Technologies Inc. (TSE: FTM; NASDAQ: FTMTF) today announced that it has entered into a new secured, non-revolving, term credit facility with Trimin Capital Corp. for $10 million. This facility, which is in addition to the existing $30 million demand operating facility with The Bank of Nova Scotia, will become due on March 31, 2002. The Company has drawn $3 million against this new facility and the balance of $7 million is available in $1 million increments.

In conjunction with the new facility, the Company has issued to Trimin a warrant expiring on May 4, 2004 to purchase the Company's common shares. Each advance of $1 million under the credit facility entitles Trimin to purchase 60,000 common shares to a maximum of 600,000 common shares if the full $10 million is advanced.

The new facility will provide additional working capital to assist the Company in introducing its planned range of innovative new products.

The Company also announced that, although its financial results for the fiscal quarter ended March 31, 2001 have not yet been finalized, it is expecting to incur a loss of approximately $7 million for the period on an after-tax basis. Financial results are expected to be released next week. The after-tax loss from ongoing operations is anticipated to be approximately $4 million as the Company continues to experience significant competitive pressures in its floor-care business. In addition, the Company expects to incur, or accrue for, costs of approximately $2 million after tax related to the transition to its new products. The anticipated quarterly loss also includes a $1 million after-tax charge resulting from the devaluation of the Canadian dollar relative to the U.S. dollar.

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During the fiscal quarter ended March 31, 2001, the Company changed its method of accounting for sales returns on shipments to customers. The Company now reduces sales and earnings based on its best estimate of what goods will be returned by its customers. Previously, sales returns were recorded as they occurred. This accounting change will be applied by retroactively restating the financial statements of prior periods. The impact of this accounting change is not expected to have a material impact on fiscal 2000 and 2001 earnings.

The Company's introduction of its first water-treatment entry - the FANTOM(R) CALYPSO(TM) Microbiological Water Processor - is underway. Shipments have commenced in Canada, and will begin to the United States following Underwriters Laboratories Inc. approval, which is anticipated in the current quarter. This approval will permit the Company to market its CALYPSO(TM) machine in 48 of the 50 states. Two states, Iowa and California, have separate certification requirements that the Company is continuing to pursue.

Within the floor-care field, the Company has commenced production of enhanced versions of two of its existing uprights under the CROSSWIND(R) trademark. These pearl-blue products, a departure from Fantom's traditional black vacuums, feature new, proprietary technology providing improved performance, and incorporate a filtration system requiring no replacement parts.

The Company is also about to introduce an entirely new upright vacuum under the WILDCAT(TM) trademark. This product will be offered in striking new colours and will be the Company's most powerful, yet lightest vacuum. The WILDCAT(TM) product is positioned to sell at higher retail price points than the Company's current range of uprights and will be supported by national television advertising in the United States and Canada.

In late summer, the Company plans to expand its line further with the launch of its full-performance wireless vacuum. When all of these floor-care introductions are complete, the Company will have a much broader assortment of vacuum products, available in a variety of colours and industrial designs, and spanning a wide range of retail price points.

The foregoing information includes certain statements relating to the Company which are forward-looking statements under Section 21E of the United States Securities Exchange Act of 1934. The words "planned", "expecting", "anticipated" and similar expressions, as they relate to the Company or its management, are

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intended to identify forward-looking statements. Such statements are based on assumptions made by, and information available to, the Company. However, there are important factors that could cause actual results to differ materially from those in such forward-looking statements including, among others, the contingencies arising from the uncertainties which are inherent in the development of new technology and the unanticipated costs and time delays which often arise in the process of developing new products based on innovative technology. The Company does not intend, and assumes no obligation, to update the forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.


For more information, please contact:

Allan Millman
President & CEO
416-622-9740 Ext. 232

Steve Doorey
Vice President, CFO
905-734-7476 Ext. 281

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